SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT Nº 33.700.394/0001 -40
STATE ENROLLEMNT Nº 35300102771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON OCTOBER 27, 2005.

ADDRESS AND TIME:  Eusébio Matoso Avenue, n.º 891, 22º floor, city of São Paulo, State of São Paulo, 10h00

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT

1. Approved the dismissal of the following members from the Board of Officers: EDUARDO FRANCISCO DE CASTRO, occurred on September 23, 2005; CARLOS HENRIQUE AGUIAR RODRIGUES CATRAIO, occurred on October 03, 2005; and RICARDO AMAND, occurred on October 14, 2005.

2. Elected to the Board of Officers, with term of office until the investment in office of the Officers to be elected by the Board of Directors in a meeting to be held until April 30, 2006, Mr. WILLIAM MCDOUGALL BETHLEM, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 – 19º floor, bearer of the Identity Card RG nº 05388280-9-DETRAN-RJ, enrolled with the Individuals Taxpayers Registry under nº 700.717.807 -34.

3. In compliance with the rules enacted by the Governmental bodies in charge of the inspection and regulation to which the Company is subject to, this Board of Directors decided to indicate WILLIAM MCDOUGALL BETHLEM as responsible for the department mentioned bellow:

Exchange Operations – Rule (“Resolução”) n.º 1620/1989

Considering that there were no further matters to be discussed, the chairman of the meeting decided to have it closed, with the preparation of the present minute, which, after read, was signed by all the present members.

São Paulo, October 27, 2005. (authorized signatures) Pedro Sampaio Malan, Pedro Moreira Salles, Arminio Fraga Neto, Gabriel Jorge Ferreira, João Dionísio Filgueira Barreto Amoedo, Joaquim Francisco de Castro Neto, Israel Vainboim, Pedro Luiz Bodin de Moraes. This is a revised copy of the original minutes registered in the Company’s books.

São Paulo, October 27, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2005

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.